June 7, 2011

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fortune Industries, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed September 28, 2010 as amended May 13, 2011
Form 10-Q for the Quarterly Period ended September 30, 2010
Filed November 15, 2010 as amended May 13, 2011
Form 10-Q for the Quarterly Period ended December 31, 2010
Filed February 14, 2011 as amended May 13, 2011
File Number 001-32543

Dear Mr. Spirgel:

This letter is in response to the written comment from the Staff of the Securities and Exchange Commission (the “SEC”) on May 24, 2011 in connection with above-referenced form filed by Fortune Industries, Inc. (the “Company”).

The Company intends to amend its Form 10-K for the year ended June 30, 2010 to amend Item 9a, Controls and Procedures, and Form 10-Q for the quarterly period ended September 30, 2010 and Form 10-Q for the quarterly period ended December 31, 2010 to amend Item 4, Controls and Procedures, both pursuant to Item 308 of Regulation S-K (17 CFR-229.308) to modify management’s report on internal control over financial reporting within the items as noted below.  The Company requests approval from the SEC prior to filing our amended reports to ensure the upcoming amended filings to be filed on or before June 9, 2011 represent the final filing as it relates to the SEC’s review.  We expect Item 9a and Item 4, respectively, in our aforementioned filings to include the following in the upcoming amendment:

Amendment to Form 10-K for the year ended June 30, 2010:
Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our President/Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this Annual Report on Form 10-K.  Based on the foregoing, our President/Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2010.

Mr. Larry M. Spirgel
Securities and Exchange Commission
June 1, 2011

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including the President/Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of June 30, 2010.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Based upon this assessment, we determined that our internal control over financial reporting as of June 30, 2010 was not effective.

Management identified the following material weaknesses in internal control over financial reporting: due to an error related to a $250,000 reclassification adjustment from gain on extinguishment of debt to additional paid-in capital noted during a routine SEC review of recent filings, the Company’s internal control over financial reporting was not sufficient to prevent the misstatement.  The transaction that caused the error was evaluated thoroughly prior to the filing of our June 30, 2010 Form 10-K filed on September 28, 2010 between management and the audit committee; however, the Company’s interpretation of the appropriate treatment was inaccurate.  Management has resolved these weaknesses through certain personnel changes and the addition of a financial expert to the Company’s board of directors, and management of the Company has concluded the ineffective control contributing to the misstatement has been cured as of March 31, 2011.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report.

Mr. Larry M. Spirgel
Securities and Exchange Commission
June 1, 2011

Changes in Internal Controls

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our President/Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Our disclosure controls and procedures and our internal controls over financial reporting have been designed to provide reasonable assurance of achieving their objectives.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Amendment for Form 10-Q for the quarter ended September 30, 2010:
Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our President/Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this Quarterly Report on Form 10-Q.  Based on the foregoing, our President/Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2010.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including the President/Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of September 30, 2010.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Mr. Larry M. Spirgel
Securities and Exchange Commission
June 1, 2011

Based upon this assessment, we determined that our internal control over financial reporting as of September 30, 2010 was not effective.

Management identified the following material weaknesses in internal control over financial reporting: due to an error related to a $250,000 reclassification adjustment from gain on extinguishment of debt to additional paid-in capital noted during a routine SEC review of recent filings, the Company’s internal control over financial reporting was not sufficient to prevent the misstatement.  The transaction that caused the error was evaluated thoroughly prior to the filing of our September 30, 2010 Form 10-Q filed on November 15, 2010 between management and the audit committee; however, the Company’s interpretation of the appropriate treatment was inaccurate.  Management has resolved these weaknesses through certain personnel changes and the addition of a financial expert to the Company’s board of directors, and management of the Company has concluded the ineffective control contributing to the misstatement has been cured as of March 31, 2011.

This Quarterly Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report.

Changes in Internal Controls

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our President/Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Our disclosure controls and procedures and our internal controls over financial reporting have been designed to provide reasonable assurance of achieving their objectives.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Mr. Larry M. Spirgel
Securities and Exchange Commission
June 1, 2011

Amendment for Form 10-Q for the quarter ended December 31, 2010:
Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our President/Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this Quarterly Report on Form 10-Q.  Based on the foregoing, our President/Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2010.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including the President/Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Based upon this assessment, we determined that our internal control over financial reporting as of December 31, 2010 was not effective.

Management identified the following material weaknesses in internal control over financial reporting: due to an error related to a $250,000 reclassification adjustment from gain on extinguishment of debt to additional paid-in capital noted during a routine SEC review of recent filings, the Company’s internal control over financial reporting was not sufficient to prevent the misstatement.  The transaction that caused the error was evaluated thoroughly prior to the filing of our December 31, 2010 Form 10-Q filed on February 14, 2011 between management and the audit committee; however, the Company’s interpretation of the appropriate treatment was inaccurate.  Management has resolved these weaknesses through certain personnel changes and the addition of a financial expert to the Company’s board of directors, and management of the Company has concluded the ineffective control contributing to the misstatement has been cured as of March 31, 2011.

Mr. Larry M. Spirgel
Securities and Exchange Commission
June 1, 2011

This Quarterly Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report.

Changes in Internal Controls

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our President/Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Our disclosure controls and procedures and our internal controls over financial reporting have been designed to provide reasonable assurance of achieving their objectives.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Please feel free to contact me at (615) 665-9060 if you have any questions or need any further explanation.

Sincerely,

/s/ Tena Mayberry
Chief Executive Officer